

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 23, 2016

Matthew M. Peakes
Chief Executive Officer
DGSE Companies, Inc.
15850 Dallas Parkway, Suite 140
Dallas, Texas 75248

> **Re: DGSE Companies, Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed August 31, 2016**
> **File No. 001-11048**

Dear Mr. Peakes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal Two: Approval of Issuance to Elemetal, LLC and NTR Metals, LLC…, page 24

1. In this proposal please include reference to the change in control associated with proposed transactions with Elemetal and NTR. Further, please amend the proposal included on the proxy card to be sent to shareholders to reference the change in control.

2. Please disclose the exemption from the Securities Act of 1933 relied upon for the issuance of shares pursuant to this proposal.

Background of the Transactions, page 25

3. We note your disclosure on page 26 that you received a letter of intent from Elemetal on January 25, 2016 which offered to satisfy the indebtedness under the Loan Agreement and NTR Loan with share issuances at $0.394 per share of DGSE common stock. We also note the letter of intent received on April 13, 2016 included $0.41 per share. Please disclose the reason(s) the per share price increased between the two offers.

The Special Committee's and Board of Director's Reasons for the Transactions, page 29

4. Please discuss the alternative transactions contemplated by the Board of Directors in its evaluation of the terms of the proposed transactions. In this regard, we note the disclosure on page 29 that the board in the course of its deliberations considered "the advantages and disadvantages of potential alternative transactions, such as obtaining debt financing from a third party and the likelihood of obtaining such debt financing on favorable terms, or at all."

5. As part of the Board of Director's consideration of the fact that Elemetal and NTR would own a majority of the outstanding shares of common stock following the transactions, disclose whether the Board of Directors considered this fact to be a beneficial or detrimental aspect of the transactions.

Opinion of RGL Advisors, page 30

6. Elaborate upon how your fairness advisor determined to adjust the Transaction Consideration, a term which you do not appear to have defined, to $0.40 per share, in consideration of the warrant also being issued to Elemental.

7. Elaborate upon how the fairness advisor arrived at the enterprise value to CY revenue multiple range of 0.10x to 0.15x as well as a Price to 2017 estimated EBITDA multiple range of 8.0x to 9.0x, considering the acknowledgement that none of the companies identified are directly comparable and the range of multiples from those companies varied widely. This comment also applies to the Precedent Transaction Analysis discussion.

Appendix A

8. The staff notes the limitation on reliance by shareholders in the fairness opinion provided by RGL Advisors. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for RGL Advisors' belief that shareholders cannot rely upon the opinion to support any claims against RGL Advisors arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor's engagement letter with DGSE Companies, Inc). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to RGL Advisors would have no effect on the rights and responsibilities of either RGL Advisors or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products